CannaPowder, Inc.

20 Raoul Wallenberg St.

Tel Aviv, Israel 6971916

June 28, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	CannaPowder, Inc.
Registration Statement on Form 10
Filed April 30, 2018
File No. 000-26027

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated May 25, 2018, with respect to the above-referenced Registration Statement on Form 10 filed by CannaPowder, Inc. (the “Issuer”) on April 30, 2018. For the convenience of the staff, we have included each of the staff’s comments numbered sequentially, followed by our response to each numbered comment. The staff should note that we expect to file the amended Form 10 by or about June 29, 2018.

Form 10-12G Filed April 30, 2018

Item 1. Description of the Business

Planned Research and Development and Current Trends, page 3

Comment 1. We note your reference to the Feasibility Study and Option Agreement. Please expand your disclosure to describe the material terms, including Yissum’s obligations evaluate the possibility to convert cannabis oil into a powder form, developing a process and testing it, quantify your payment obligations, including payments made to date, and describe the termination provisions. Clarify whether Yissum’s research under the feasibility study is complete. If there is remaining work, please provide additional disclosure of this remaining work. Alternatively, describe the material terms of the Scientific report. Please also file executed copies of the agreement as an exhibit to the registration statement.

Response 1: Please note that on May 25, 2018, the Issuer filed a Form 8-K with full disclosure under Item 1.01 regarding the Feasibility Study and Option Agreement between the issuer’s Israeli subsidiary, CannaPowder Ltd (“Canna Israel”) and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. (“Yissum”), a copy of which was filed as Exhibit 10.1 to the Form 10 (the “Feasibility Study”). We also attached as Exhibits 10.2 and 10.3 to the Form 8-K copies of the Research Agreement and License Agreement between Canna Israel and Yissum, both dated May 2, 2018.

In response to the specific matters raised by the staff in Comment 1, we intend to expand the disclosure in the amendment to the Form 10 that we expect to file prior to the end of June 2018, including detailed disclosure of the material terms of the Research Agreement and License Agreement, to address, among other issues raised by the staff, the following:

(i) Yissum’s obligations to evaluate the possibility of converting cannabis oil into a powder form;

(ii) Plans for developing a process for such conversion and related testing;

(iii) Payments made to date by the Issuer;

(iv) Termination provisions; and

(v) The remaining work under the Feasibility Study and the extent that such work has been superseded by the Research and License Agreements.

The Feasibility Study, which was submitted on February 14, 2018, was conducted by Prof. Shlomo Magdassi and Dr. Liraz Larush from Casali Center, Institute of Chemistry, The Hebrew University of Jerusalem. The Feasibility Study reached the following conclusions:

“In this study we demonstrate a proof of concept for preparation of Cannabis oil powder via emulsification by using DFA approved components. The effect of different concentrations of surfactants, crayoprotectants and oil concentration were evaluated. The nanoemulsion droplets size, after the powder is dispersed in water, can be controlled by several parameters and the formulations are repeatable and stable. The oil concentration can increased by up to 50%. The powder composition can include permeation enhancers for increasing bioavailability and can be in the future formulated in various pharmaceutical delivery systems such as capsules, tablets, creams and aqueous dispersions.”

For the staff’s information, pursuant to the License Agreement, Canna Israel was granted an exclusive license to make commercial use of the Licensed Technology (as defined in the License Agreement). The License Agreement further provides that Yissum shall retain the right: (i) to make, use and practice the Licensed Technology (also as defined in the License Agreement) for the University’s own research and educational purposes; (ii) to license or otherwise convey to other academic and not-for-profit research organizations, the Licensed Technology for use in non-commercial research; and (iii) to license or otherwise convey the Licensed Technology to any third party for research or commercial applications, subject to the terms of the License Agreement, which shall expire, upon the later of: (i) the date of expiration in such country of the last to expire Licensed Patent included in the Licensed Technology; (ii) the date of expiration of any exclusivity on the Product granted by a regulatory or government body in such country; or (iii) the end of a period of twenty (20) years from the date of the First Commercial Sale in such country.

The Issuer will include disclosure of all material terms of the License Agreement in the amended Form 10, as noted above. Such disclosure will include the following:

(a) Upon the expiration of the later of the periods set forth above (and provided that the License has not been terminated prior thereto), the Company shall have a fully-paid non-exclusive license to the Know-How, and the Company shall have an irrevocable option to obtain an exclusive license to the Know-How by agreeing to pay Yissum fifty percent (50%) of the consideration set forth in the Agreement, in respect of Net Sales and Sublicense Consideration received during the period of such license which shall continue for a period of two (2) years after termination of the later of the periods as referred to above and shall be renewed automatically for additional successive two (2) year periods, unless the Company or Yissum notifies the other Party in writing prior to the end of the then current two (2) year period that it does not wish the license to be renewed as aforesaid.

(b) The Company shall only be entitled to grant a Sublicense after obtaining Yissum’s written approval regarding the identity of the Sublicensee and all material terms and conditions of the Sublicense, which approval shall not be unreasonably withheld or delayed. Notwithstanding the above, in case the Sublicensee is a Company with annual turnover from sales of more than $250MM the approval of Yissum will not be required.

(c) In consideration for the grant of the License, the Company shall pay Yissum the following consideration during the term of the License: (i) Royalties at a rate of Four percent (4%) of Net Sales; (ii) Sublicense fees at a rate of twenty percent (20%) of Sublicense Consideration.

The Issuer will also include disclosure of all material terms of the Research Agreement in the amended Form 10, as noted above. Such disclosure will include the following:

(a) Time Schedule: The research shall commence following the actual written receipt by Yissum of an applicable permit to perform the Research issued by the Israeli Ministry of Health. Yissum shall promptly notify Company following the receipt of such approval.

(b) The Researcher: The Research will be performed by, or under the control and supervision of, Professor Shlomo Magdassi.

(c) Research Fee: The Company shall pay Yissum ten thousand US Dollars (US$10,000) per month, inclusive of overhead in consideration for the performance of the Research.

Comment 2. What is the basis for your belief that nanoparticles offer improved bioavailability and improved efficacy?

Response 2. The Company believes that small particle size in nanometric powder shall offer a greater surface area which should increase the absorption rate of the active molecules. This inverse relation between the particle size and absorption rate is an accepted practice in the pharmaceutical industry. We will revise the disclosure in the Form 10 amendment to support our statement regarding the accepted practice in the pharmaceutical industry of the inverse relation between the particle size and absorption rate.

Comment 3. Please expand the disclosure indicating that you plan to establish and operate several production facilities to study and medical cannabis and to develop cannabis-based powders for medical uses to clarify what steps you have taken towards the accomplishment of this goal, what necessary steps remain, and what are the expected costs. For example, please disclose:

(a) how many production facilities you expect to establish, where you plan to establish them, the regulatory environment in each location and why the specific regulatory environment is beneficial to your planned activities;

Response 2(a): Our business plan is to establish the first production facility in Israel. This site will be the Company’s pilot site for all its developments, which is expected to be established before the end of 2019, dependent on the continued availability of capital resources. We plan is to follow our site with Israel with sites in the USA in those states where cannabis-based medical products are authorized for medicinal use and/or recreational use but at the date of this registration statement, we have not yet determined the actual states where we hope to establish production facilities as the legal situation of Cannabis is continuing to evolve. The Company also plans to establish a site in Canada and in Germany. In both of these countries, medical cannabis is regulated, and, in addition, Canada also has an intense export activity of Cannabis products.

(b) your expected timeline for establishing facilities and beginning operations;

Response 2(b): As noted in our response in 2(a) above, we expect the first facility to be established in Israel by the end of 2019.

(c) whether your expected end products are pharmaceutical products using the cannabis-based powders or cannabis powders as active pharmaceutical ingredients to be used by third parties in their pharmaceutical products.

Response 2(c): The Company’s plan is to produce and sell nanometric Cannabis powder as a raw material to cannabis product development companies, creating a clientele which would work with our product as a raw material. However, at present, we are also planning to develop our own final cannabis products, subject to the continued availability of adequate capital resources.

Comment 4. We note your statement on page 5 that it is generally agreed that cannabinoid-based drugs have tolerable safety profiles. Given that it is within the sole authority of the FDA or similar foreign regulator to determine the safety and efficacy of a drug and that safety is determined by reference to the indication being treated, the statement that cannabinoid-based drugs have tolerable safety profiles in not appropriate. Please delete the statement. You may replace the statement with a description of a publicly available clinical trial conducted to assess safety and the resulting data relating to serious adverse effects. The accompanying disclosures should identify the party performing the trial and include the number of participants and dosing information but should not draw conclusions about safety from the data.

Response 4. The Company has not yet conducted any clinical safety trials and, in fact, is still in the research and development stage and does not have products ready for clinical trials.

Comment 5. We note you filed a Form 8-K on May 25, 201, which includes a research and license agreements as exhibits. Please update your disclosures to describe the material terms of the agreements including the research Yissum is obligated to provide, the technology which is the subject of the license agreement, quantify your payment obligations under each agreement, disclose the terms of the agreements and the termination provisions. Additionally, we note you filed unexecuted copies of the agreements as exhibits. Please file executed copies of the agreements as exhibits to your registration statement.

Response 5. As made clear in Response 1 above, we will include significant enhanced disclosure related to our recently executed Research and License Agreements.

Recent Corporate Developments, page 4

Comment 6. We note that you expect commercial sales starting in 2021. This statement appears inconsistent with the Development Plan included in Appendix B-1 to Exhibit 10.3 filed on Form 8-K on May 25. Please revise your disclosure or explain the discrepancy.

Response 6. We believe that by the end of 2019, the Company expects to be able to commence initial sales of the Nanometric powder as raw material to other companies which would develop Cannabis-based medical products. At the same time, we also plan to develop our own products, which development and implementation is expected to take an additional two years until sales commence. We will revise the disclosure in the amended Form 10 to clarifiy the apparent disclosure discrepancy.

The Medical Cannabis Market, page 6

Comment 7. Conclusions regarding efficacy are within the sole authority of the FDA or similar foreign government entity. Please delete the statements that cannabis or cannabinoid-based products have proven effective unless you can indicate that a specific drug has been approved by a regulatory entity for the treatment of an identified indication. You may replace these statements and other similar statements with descriptions of clinical trials and the resulting data without drawing conclusions with respect to efficacy. The discussion should include the identification of the party conducting the trial, the type of trial, the primary end points of the trial, the number of participants, the resulting data and the statistical significance of the resulting data.

For example:

(a) “Cannabis...has proven to be an effective treatment for pain relief, inflammation and a number of other medical disorders;

(b) “Cannabis oil has proven effective in treating epileptic seizures in children.”

(c) “A number of clinical trials have demonstrated that medical cannabis has the capacity to destroy cancer cells.”

(d) “cannabidiol ... provides health benefits.

Response 7. We have revised the disclosure in the Form 10 and deleted each of the statements referenced in (a) through (d) above as well as any other affirmative statements that cannabis or cannabinoid-based products have proven effective.

Comment 8. We note your statement that GW Pharmaceuticals plc “has gained approval for using medical cannabis in treating various cancers.” It appears that GW Pharmaceuticals received regulatory approval for Sativex in 30 countries (outside the US) and has received marketing approval in 21 countries. However, it does not appear that Sativex has been approved for the treatment of cancer that GW Pharmaceuticals currently has any other approved products. Please delete the statement.

Response 8. We have deleted this statement regarding Sativex in response to this comment. However, we will add to the amended Form 10 disclosure the recently announced FDA approval of GW’s Epidiolex® , a cannabidiol oral solution for the treatment of seizures associated with rare forms of epilepsy.

Comment 9. Please provide support for the anticipated growth rates of cannabis and what is the forecast period you reference?

Response 9. We will include disclosure in the amended Form 10 supporting our statements regarding anticipated growth rates of cannabis and specifically cannabis-based medical products. The expanded disclosure will include specific reference to publications and news announcements, among other fact-based public information.

Intellectual Property, page 7

Comment 10. Please describe the technology that is the subject the patent applications licensed to you by Yissum Research Development Company.

Response 10. The technology involves the use of a Nanometric powder formulation (solid) comprising of a cannabinoid oil and other materials which is dispersed in water controlled by several repeatable parameters. The oil concentration can be increased or decreased in the process and can include permeation enhancers for increasing bioavailability. In addition, it can be formulated in various pharmaceutical delivery systems such as capsules, tablets, creams and aqueous dispersions.

Government Regulation, page 8

Comment 11. We note your statement on page 8 that “cannabinoid-based drugs using the powders [you] plan on developing may provide a superior treatment model for patients suffering from certain diseases....” Please revise to disclose impact of Good Manufacturing Practice regulations on your business. Additionally, if you are planning to develop pharmaceutical products to address medical conditions, describe the FDA approval process.

Response 11. The disclosure in the amended Form 10 shall be revised to state in substance that our cannabis-based products “…may provide a superior and more acceptable methodology for the administration of treatments for patients. It is the ambition of the Company that wherever the regulatory and legislation permits, the production sites would be granted a GMP certificate for all procedures and processes preformed.”

Risks Relating to Our Business, page 9

Comment 12. We note the disclosure on page 5 that “[c]ontrolled substance laws differ between countries and legislation in certain countries may restrict or limit [you] ability to distribute [your] cannabis-based powders.” Please add a risk factor describing the difficulty of complying with laws that often vary drastically between different jurisdictions and the potential limits on your growth related to regulatory restrictions.

Response 12. The amended Form 10 will include the risk factor addressed in Comment 12.

The company’s officer and director may allocate his time to other businesses... , page 9

Comment 13. To the extent that any officer or director is involved in a competing or affiliated business, please discuss the allocation of potential business opportunities as a potential risk.

Response 13. At present, we do not believe that any officer or director will devote time to competing businesses. However, the amended Form 10 will include disclosure that for the foreseeable future our officers and directors are neither expected nor required to devote full time to the business of the company and will also include the estimated percentage of professional time they are expected to devote to the company’s business.

Comment 14. We note your statement that management is engaged in other business endeavors.

However, the business experience presented in Item 5. Directors and Executive Officers does not present business endeavors that Liron Carmel or Oded Gilboa are currently involved in. Please revise the discussions of their business experience to describe these endeavors or explain the apparent discrepancy.

Response 14. The amended Form 10 will include disclosure of the other business activities and experience during the past five years of Liron Carmel and Oded Gilboa.

We may not have effective internal controls., page 11

Comment 15. Please revise to disclose the possibility that ineffective internal controls may result in financial reporting errors, which could require a restatement of your financial statements and a decrease in the value of an investment in your company.

Response 15. We will include in the amended Form 10 the requisite disclosure with respect to ineffective internal controls and the potential for resulting financial reporting errors.

Security Ownership of Certain Beneficial Owners and Management, page 16

Comment 16. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Attribute Ltd. See Instruction 2 to Item 403 of Regulation S-K.

Response 16. The amended Form 10 has identified Itschak Shrem as the natural person who directly or indirectly control Attribute Ltd, as required by Item 403 of S-K.

Item 5. Directors and Executive Officers, page 17

Comment 17. It appears that Lavi Krasney and Rafi Ezra may be significant employees under Item 402(c) of Regulation S-K. Please provide the required disclosures about their business experience. Alternatively tell us why you believe this item requirement is not applicable.

Response 17. The amended Form 10 will include the required disclosures of the business experiences of Messrs. Krasney and Ezra, as required by Item 402(c) of S-K.

Item 10. Recent Sales of Unregistered Securities, page 19

Comment 18. The information presented is inconsistent with your statement on page 4 that you have raised $888,775 to date in the equity raise. Please explain the discrepancy.

Response 18. We will revise the disclosure to correct the inconsistency regarding the equity raise. The revised disclosure will state substantially as follows:

“Sales of Unregistered Securities in 2017:

On October 17, 2017, the Company sold 6,300,000 shares to 13 shareholders, each an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), for $0.01 a share for a total cash consideration of $63,000. On October 24, 2017, the Company issued 666,667 shares to one shareholder at $0.075 per share for cash consideration of $50,000.

During the period from November 15, 2017 to December 7, 2017, the Company sold a total of 1,000,000 units to accredited investors for cash consideration of $300,000 at price of $.30 per unit (the “$0.30 Units”), each consisting of: (i) one share of Common Stock; and (ii) one class A warrant exercisable at $0.60 per share with a term of 24 months (the “Class A Warrants”).

During the period from March 20, 2018 to May 14, 2018, the Company sold a total of 1,356,000 units to accredited investors for aggregate cash consideration of $813,900 at a price of $0.60 per unit (the “$0.60 Units”), each consisting of: (i) one share of Common Stock; and (ii) one class B warrant exercisable at $1.20 per share with a term of 24 months (the “Class B Warrants”).

As discussed above, the Company is continuing to raise capital through the private sale of its equity securities, primarily pursuant to the exemptions provided under Regulation S and to a lesser extent pursuant to Regulation D, both promulgated by the SEC under the Act. To date, the Company has raised approximately $1,226,900 in the Equity Raise.”

Comment 19. Please identify the one shareholder who purchased shares on October 24, 2017.

Response 19. The amended Form 10 shall identify the shareholder in response to this comment.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

Comment 20. Please identify the “affiliated purchasers” who you issued restricted securities to during the years ended December 31, 2017 and 2016. Please note the information in contradicts information provided in response to Item 10. Recent Sales of Unregistered Securities. Please explain the discrepancy.

Response 20. The amended Form 10 shall identify the “affiliated purchasers” who were issued restricted securities and revised the disclosure to remove the inconsistency.

Exhibits

Comment 21. Please file all required exhibits, including your articles of incorporation, bylaws, and subsidiaries of the registrant. Refer to Item 601 of Regulation S-K.

Response 21. The amended Form 10 will include all required exhibits.

General

Comment 22. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Response 22. As we discussed with the staff, the amended Form 10 will be filed on or about July 3, 2018.

Comment 23. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response 23. The Company acknowledges that the accuracy and adequacy of the disclosures contained in the Form 10 and any amendment is the responsibility of the Company and its management, notwithstanding any review, comments, action or absence of comments by the staff.

Respectfully submitted,

/s/: Liron Carmel,
Chief Executive Officer